ANIXA BIOSCIENCES, INC.

3150 Almaden Expressway, Suite 250

San Jose, CA 95118

June 19, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Ronald Alper

Re:	Anixa Biosciences, Inc.
Registration Statement on Form S-3
Filed June 11, 2019
File No. 333-232067

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anixa Biosciences, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Friday, June 21, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Dr. Amit Kumar
Dr. Amit Kumar
Chairman, President and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP